Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED SEPTEMBER 16, 2024
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of October 1, 2024;
•to disclose the calculation of our August 31, 2024 net asset value (“NAV”) per unit/share for all unit/share classes;
•to provide an update on the current public offering;
•to provide an update on our board of directors and management of our Adviser; and
•to update the “Experts” section of the Prospectus.
October 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2024 (and repurchases, if applicable, as of September 30, 2024) is as follows:

Transaction Price (per share)
Class T	$10.05
Class S	$10.05
Class D	$10.05
Class I	$10.05
Class A-I	$10.05
Class A-II	$10.05
As of August 31, 2024, we had not sold any Class T, Class S, Class D, Class I, Class A-I or Class A-II common shares. As a result, the transaction price for each of our Class T, Class S, Class D, Class I, Class A-I and Class A-II common shares is based on the NAV per share for our Class E common shares and Class E units of the Operating Partnership as of August 31, 2024. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
August 31, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per unit/share as of August 31, 2024 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of August 31, 2024 ($ and units/shares in thousands):

Components of NAV	August 31, 2024
Investments in real estate	$293,374
Cash and cash equivalents	3,967
Restricted cash	14,522
Other assets	2,038
Mortgage notes, net of deferred financing costs	(153,217)
Other liabilities	(2,906)
Preferred stock	(224)
Net asset value	$157,554
Number of outstanding units/shares	15,684
The following table sets forth our total NAV and NAV per unit/share by class as of August 31, 2024 ($ and units/shares in thousands, except per unit/share data):

NAV Per Unit/Share	Class E Units	Class E Shares	Total
Net asset value	$157,350	$204	$157,554
Number of outstanding units/shares	15,664	20	15,684
NAV per unit/share as of August 31, 2024	$10.05	$10.05	$10.05
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost, which we expect to represent fair value at that time. In the future, as we establish new values for our newly acquired real estate investments, we will provide information on key assumptions used in the valuation methodology and a sensitivity analysis related thereto.
The valuation of the Georgetown Property as of August 31, 2024 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor, in accordance with our valuation guidelines. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.25%	5.75%
A change in these assumptions would impact the calculation of the value of the Georgetown Property. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the Georgetown Property:

Input	Hypothetical Change	Industrial Property Value
Discount Rate	0.25% decrease	1.90%
	0.25% increase	(1.80)%
Exit Capitalization Rate	0.25% decrease	2.70%
	0.25% increase	(2.50)%

Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of July 31, 2024 ($ and units/shares in thousands):

Components of NAV	July 31, 2024
Investment in real estate	$61,400
Cash and cash equivalents	1,993
Other assets	3,815
Other liabilities	(322)
Preferred stock	(222)
Net asset value	$66,664
Number of outstanding units/shares	6,610
The following table sets forth our total NAV and NAV per unit/share by class as of July 31, 2024 ($ and units/shares in thousands, except per unit/share data):

NAV Per Unit/Share	Class E Units	Class E Shares	Total
Net asset value	$66,460	$204	$66,664
Number of outstanding units/shares	6,590	20	6,610
NAV per unit/share as of July 31, 2024	$10.09	$10.09	$10.09
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 52,031.72 Class I shares in the primary offering for gross offering proceeds of $525,000. As of the date hereof, we have not sold any Class T, Class S or Class D shares in this offering. As of the date hereof, $4,999,475,000 in shares remained available for sale pursuant to this offering, including up to $1.0 billion in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.
Update on our Board of Directors and Management of our Adviser
On September 2, 2024, Edward J. Fitzgerald notified us of his decision to resign as a member of our board of directors and as Chairman of the Board effective immediately. Mr. Fitzgerald also announced his decision to step down as Global Chief Executive Officer of our Adviser.
On September 3, 2024, Henry Steinberg assumed the role as the Global Head of our Adviser. Prior to this new role, Mr. Steinberg served as President of EQT Exeter North America from January 2020 until September 2024. He has also served as a Partner of EQT AB since April 2021. As President of EQT Exeter North America, Mr. Steinberg was responsible for managing EQT Exeter’s industrial real estate leasing and asset management activities and for sourcing lease transactions nationally. Prior to this role, from September 2009 to January 2020, he served as Investment/Leasing Officer responsible for the Northeast region, with a specific focus on the Metro NYC/Philadelphia area. Prior to joining EQT Exeter, he worked for Liberty Property Trust from 2003 to 2008, where as a Director of Leasing & Development he was responsible for a 5.5 million square foot warehouse, flex and office portfolio located in the Northeast region. Prior to Liberty Property Trust, Mr. Steinberg worked at Arthur Andersen as a Senior Consultant in their Strategy, Finance and Economics Practice. Mr. Steinberg earned a BA in Economics from the University of Pennsylvania and an MBA with a concentration in Finance from the Stern School of Business of New York University.

Experts
The statements included in this Supplement under the section titled “August 31, 2024 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.